DEXIA

RECEIVED

2008 APR 16 P 5:?1

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08001759

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

March 28th, 2008

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA Information Pursuant to Rule 12g3-2(b) File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of March 28th, 2008.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
APR 1 8 2008
THOMSON
FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

dlw 4/17

Dexia SA
Place Rogier 11
B - 1210 Bruxelles

Tél. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Compte N° 068-2113620-17
RPM Bruxelles TVA BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tél. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

PRESS RELEASE

Brussels, Paris, 28 March 2008, 11:00 am

Final judgment Dutch Supreme Court concerning share-leasing agreements

The Dutch Supreme Court has ruled today that spouse consent is mandatory to enter into share-leasing agreements.

The financial consequences of this final judgment for Dexia are expected to amount to about EUR 32 million. A provision for this amount will be recorded in the 1Q 2008 results.

Jugement définitif de la Cour Suprême des Pays-Bas concernant les contrats de leasing d'actions

La Cour Suprême des Pays-Bas a statué aujourd'hui que l'accord du conjoint est obligatoire pour conclure un contrat de leasing d'actions.

Les conséquences financières de ce jugement pour Dexia pourraient s'élever à environ EUR 32 millions. Cette provision sera prise en compte dans les résultats 1Q 2008.

Definitief arrest Hoge Raad der Nederlanden inzake effectenleasecontracten

De Hoge Raad der Nederlanden besliste vandaag dat de toestemming van de echtgeno(o)t(e) verplicht is voor het afsluiten van effectenleasecontracten.

De financiële gevolgen van dit arrest voor Dexia zouden ongeveer 32 miljoen EUR kunnen bedragen. Deze provisie zal geboekt worden in de 1Q 2008 resultaten.

__Dexia__ (www.dexia.com) is a European bank, and world leader in public / project finance. With a stock market capitalisation of EUR 20.3 billion as at 31 December 2007, Dexia is among the fifteen largest financial institutions in the euro zone. On the same date, the Group had more than 34,000 members of staff in 37 countries. Dexia has one of the best credit ratings in the banking sector. Its development strategy relies on two pillars: universal banking in Europe (Belgium, Luxembourg, Slovakia and Turkey), public / project financing at a world level.

Press department Brussels	*+32 2 213 50 81*	*Investor Relations Brussels*	*+32 2 213 57 46*
Press department Paris	*+33 1 58 58 77 81*	*Investor Relations Paris*	*+33 1 58 58 85 97*

Dexia S.A. - 11, Place Rogier B-1210 Brussels - 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex

PRESS RELEASE

DEXIA

DEXIA SUPPORTS ITS PROFITABLE GROWTH IN TURKEY AND PROVIDES TRY 400 MIO (ABOUT EUR 200 MIO) ADDITIONAL CAPITAL TO DENIZBANK

Brussels, Paris, 28 March 2008, 8 am - Dexia announced today that it will provide about TRY 400 million (about EUR 200 million) additional capital to DenizBank, its 99.80%-owned Turkish subsidiary. These resources will add capacity for DenizBank to finance its superior and profitable growth in the strongly developing Turkish banking market. The TRY 400 million will increase DenizBank total shareholders' equity by 24% to TRY 2.1 billion.

In 2007, DenizBank's expansion was marked by a 22% increase in the number of branches in Turkey (320 at the end of December), i.e. a growth rate twice as big as market growth. The number of sales people increased by 33%, total loans jumped 51% to TRY 13.4 billion and deposits grew 21% to TRY 10.8 billion. Profitability remained strong with a ROE of 22.5%. DenizBank is developing further in 2008 and 80 new branches are planned this year. Key growth segments remain Retail, SMEs and Commercial clients, in line with the bank's strategy.

END

***Dexia** (www.dexia.com) is a European bank, and world leader in public / project finance. With a stock market capitalisation of EUR 20.3 billion as at 31 December 2007, Dexia is among the fifteen largest financial institutions in the euro zone. On the same date, the Group had more than 34,000 members of staff in 37 countries. Dexia has one of the best credit ratings in the banking sector. Its development strategy relies on two pillars: universal banking in Europe (Belgium, Luxembourg, Slovakia and Turkey), public / project financing at a world level.*

Press department Brussels +32 2 213 50 81 — *Investor Relations Brussels* +32 2 213 57 46
Press department Paris +33 1 58 58 77 81 — *Investor Relations Paris* +33 1 58 58 85 97

Dexia S.A. - 11, Place Rogier B-1210 Brussels - 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex